Bitzero Holdings Inc. Marks First Week of Trading on Nasdaq, Highlights Advanced
Pipeline of AI and HPC Infrastructure Assets Across Nordic Markets

Company graduates to Nasdaq with over 1GW of planned data center capacity, anchored by a binding letter for a ~US$2.6 billion lease agreement and advanced engineering &
construction milestones at its sites

VANCOUVER, BC - June 15th, 2026 // Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE:000) ("Bitzero" or the "Company"), a provider of sustainable high-performance compute ("HPC") and AI data center infrastructure, marks its first week of trading on The Nasdaq Stock Market. The Company takes the occasion to provide an overview of its operational progress and commercial momentum for the broader institutional and retail investor community now accessible through its Nasdaq listing.

Bitzero owns four data center locations across North America and the Nordics, with its Nordic assets powered by clean, low-carbon energy sources. Its flagship development projects are located in Namsskogan, Norway and Kokemäki, Finland, two strategically located markets in Europe for power-dense digital infrastructure, offering abundant renewable energy, cool climates, cost-efficient power pricing, and growing importance as destinations for next-generation AI and HPC deployments.

Construction Update at Norway

Development of Bitzero's 110 MW data center campus in Norway continues to advance. Construction is underway on the foundations for two new 60 MW transformers scheduled for delivery in September. In parallel, the regional grid operator is expanding its substation to accommodate new Siemens GIS switchgear, supporting the next phase of power infrastructure development and future capacity growth. Following the procurement activities announced in December 2025, Bitzero remains on track with the acquisition of critical long-lead equipment, underscoring the project's advanced stage of development and readiness for deployment as construction milestones are achieved.

"Our strategy is simple: build where clean energy is produced," said Bitzero Founder & CEO, Mohammed Bakhashwain. "By locating our facilities close to renewable power generation, we aim to achieve industry-leading energy efficiency while maintaining some of the most competitive energy costs in the world."

~US$2.6 Billion Binding Letter Agreement for Lease at Norway Site

In May 2026, Bitzero announced it had signed a binding letter agreement with OneQode Networks Pte. Ltd. ("OneQode"), a global high-performance cloud and network infrastructure provider, for a 15-year lease of the full 110MW capacity at its Namsskogan, Norway data center site. Under the terms of the binding letter agreement, OneQode would pay Bitzero approximately US$2.6 billion in total revenue over the lifetime of the lease, excluding annual escalation adjustments, power costs, and phased deployment timing. Bitzero's expected site net operating income margin, based on current internal assumptions, is estimated to be approximately 85%, which implies approximately US$151 million in annual net operating income at full capacity. OneQode plans a large-scale GPU deployment across the 110MW, ready for service delivery in 2027.

A definitive lease agreement has not been executed as of the date of this news release. Completion of any definitive lease agreement remains subject to customary conditions, including due diligence, technical specifications and credit support arrangements.

Engineering Milestones Advancing at Finland

In April 2026, Bitzero announced the successful completion of its engineering due diligence report for its Kokemäki, Finland campus, developed in collaboration with Red Engineering Design Ltd., a global data center engineering consultancy and strategic partner of NVIDIA in designing next-generation AI Factories. The report supports pre-design work for up to 520MW at the site, with an initial phase of up to 80MW ready for service delivery in 2027.

With an identified 400kV high-voltage connection point and strong support from the local municipality, the Kokemäki campus is being developed toward a longer-term planned capacity of between 600MW and 1,000MW, positioning it to become one of Europe's largest standalone giga-scale facilities. The Company has commenced customer engagement and site diligence with prospective tenants and is advancing into the building design phase, which is expected to support further accelerated development of the project.

Positioned at the Intersection of Two Structural Tailwinds

As the global demand for AI infrastructure continues to accelerate, the Company believes that power availability, rather than GPU supply, will be the primary constraint on large-scale AI infrastructure deployment. Bitzero's Nordic sites are purpose-built to help address exactly this bottleneck: strategically located in regions with reliable, cost-efficient, renewable energy; engineered for high-density AI and HPC workloads; and supported by long-term large capacity lease structures planned and designed to produce revenue visibility.

"Our graduation to Nasdaq represents a meaningful step up in market profile and access to institutional capital," said Mohammed Bakhashwain, Founder and CEO of Bitzero. "We are building the backbone of Europe's AI infrastructure - at scale, sustainably, and with the commercial momentum to match. We look forward to deepening our engagement with the investment community as we execute on this opportunity."

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. owns four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact
Mohammed Bakhashwain
+44 777 303 0394
investors@bitzero.com

Investor Relations Contact
Victoria Rutherford
480-625-5772
Victoria@adcap.ca

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements include, but are not limited to: the execution of a definitive lease agreement with OneQode; the estimated aggregate revenue and net operating income from the proposed Norway lease; the construction, commissioning, and energization of the Company's Norway and Finland data center sites; the timing and scale of development phases at both sites; the Company's ability to secure customers and execute commercial arrangements; the Company's plans for expansion toward a full 1GW buildout at the Finland site; and the anticipated benefits of the Nasdaq listing. Forward-looking information is based on assumptions including: successful execution of definitive transaction documents; satisfaction of all conditions precedent; customer demand and customer deployment timing; the ability of the Company and its counterparties to agree on final commercial terms; timely completion of engineering, permitting and construction; availability of equipment and construction resources; the availability of utility and grid interconnection capacity; and stable power availability and pricing.

Risks that could cause actual results to differ materially include: failure to execute definitive agreements; changes to the commercial terms currently contemplated by the binding letter agreement; construction, energization or interconnection delays; permitting or regulatory delays; inability to secure customers; delays in customer deployment timing; changes in power costs or regulatory requirements; capital cost overruns; GPU hardware supply constraints; and other risks described in the Company's public disclosure documents filed on SEDAR+ (www.sedarplus.ca) and with the SEC (www.sec.gov). The Company does not undertake any obligation to update forward-looking information except as required by applicable securities laws.

Neither Nasdaq, the CSE, nor any securities regulatory authority has approved or disapproved of the contents of this press release.